SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to                        .

Commission file number 0-10232

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST REGIONAL BANK 401K PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST REGIONAL BANCORP

1801 Century Park East

Los Angeles, CA  90067

FIRST REGIONAL BANK 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE PROVIDED PURSUANT TO THE DEPARTMENT OF LABOR RULES AND REGULATIONS—Form 5500, Schedule H, part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2008	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

First Regional Bank 401(k) Plan

Los Angeles, CA

We have audited the accompanying statements of net assets available for benefits of the First Regional Bank 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 22, 2009

Farber Hass Hurley, LLP

Camarillo, California

FIRST REGIONAL BANK 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS

INVESTMENTS:
Investments, at fair value (Note 3)	$10,722,730	$16,517,004
Participant loans	214,110	106,379
Total investments	10,936,840	16,623,383

RECEIVABLES:
Employee Contributions receivable	47,709	47,478
Employer Contributions receivable	23,318	19,952
Total receivables	71,027	67,430

Net assets available for benefits, at fair value	11,007,867	16,690,813
Adjustment from fair value to contract value for fully benefit-responsive investment contract	179,917	80,879

Net Assets Available for Plan Benefits	$11,187,784	$16,771,692

See notes to financial statements.

FIRST REGIONAL BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:
Investment income:
Net (depreciation) appreciation in the fair value of investments (Note 3)	$(7,609,217)	$(4,730,669)
Dividend and interest income	309,519	719,674
Net investment (loss)/ income	(7,299,698)	(4,010,995)

Contributions:
Participant contributions and rollovers	1,608,824	1,679,459
Employer contributions	605,224	529,524
Total contributions	2,214,048	2,208,983

Total investment (loss)/income and contributions	(5,085,650)	(1,802,012)

DEDUCTIONS:
Benefits paid to participants	496,494	424,364
Plan expenses	1,764	5,589
Total deductions	498,258	429,953

(DECREASE) INCREASE IN NET ASSETS	(5,583,908)	(2,231,965)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	16,771,692	19,003,657

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$11,187,784	$16,771,692

See notes to financial statements.

FIRST REGIONAL BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1.             DESCRIPTION OF THE PLAN

The following description of the First Regional Bank 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of First Regional Bank (the “Bank”) who have attained age 18 and have completed one hour of service. The Bank has overall control and authority over the administration of the Plan. The Principal Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendment - Effective August 1, 2007, the Plan was amended and restated, and the Plan’s third party administrator and the trustee were changed from Wells Fargo Bank, N.A. to The Principal Financial Group. On August 1, 2007, the Plan assets were transferred to The Principal Financial Group funds that most closely resembled the Plan’s existing funds. The conversion initiated a “Black out” period beginning July 26, 2007 and continuing to August 5, 2007. During this period, participants’ elective contributions continued to be invested.

Contributions - Participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Also, effective January 1, 2007, the Bank contributes 100% of the first 3% of base compensation that a participant contributes and 50% of the next 2% of base compensation that a participant contributes to the Plan, which qualifies under safe harbor provisions.

Additional amounts may be contributed at the discretion of the Bank’s board of directors. No such additional discretionary contributions were made for the years ended December 31, 2008 and 2007.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the year are eligible to make “Catch-up Contributions” to the Plan. Catch-up contributions are not matched by the Bank.

Vesting of Benefits — Participants are fully vested in their contributions plus actual earnings thereon at all times. Participants are 100% vested in the Bank’s matching contribution, the Bank discretionary contribution and actual earnings thereon.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution and allocations of Bank discretionary contributions, participant forfeitures, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Investments - Participants direct their account balances into various investment options offered by the Plan. Employer contributions are allocated as directed by the participants.  The Plan offers various mutual fund investment options, the First Regional Bancorp common stock, and a guaranteed investment contract (see Note 5).

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments (annually, quarterly or monthly) over a specified period of time, not to exceed the participant’s life expectancy (or the joint expectancy of the participant and the participant’s designated beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures - Forfeitures of matching contributions are either reallocated as a discretionary matching contribution for the Plan year in which the forfeiture occurs or used to reduce plan expenses.  During calendar year 2007, all remaining forfeitures were reallocated to participants in proportion to their relative account balances.

Participant Loans — Participant loans are permitted in accordance with terms specified in the Plan document.  Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by 50% of the vested balance in the participants’ accounts. Principal and interest is paid ratably through semi-monthly payroll deductions. At December 31, 2008 and 2007, participant loans outstanding were earning interest at rates ranging from 4.50% to 8.25% per annum and 7.25% to 8.25% per annum, respectively.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.

Risks and Uncertainties — The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates and market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

At December 31, 2008 and 2007, approximately 11% and 32%, respectively, of the Plan’s assets consisted of First Regional Bancorp’s common stock.

An investment in First Regional Bancorp common stock is subject to certain risk factors, as described under “Risk Factors” in the Annual Report on Form 10-K of First Regional Bancorp for the year ended December 31, 2008.  A copy of the 10-K is available at www.sec.gov, or will be provided free of charge upon request to First Regional Bancorp, 1801 Century Park East, Suite 800, Los Angeles, CA 90067.

Investment Valuation and Income Recognition - The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis. Plan expenses are shown as a separate line item in the statement of changes in net assets.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investments Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  In 2007, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company and the adjustment from fair value to contract value for fully benefit-responsive investment contracts is presented on the statements of net assets available for benefits.

Net Appreciation (Depreciation) in Fair Value of Investments — Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as “Net appreciation (depreciation) in fair value of investments”.

Administrative Expenses — Administrative expenses of the Plan are paid by the Bank as provided in the Plan document.

Funding Policy — The employer funds matching contributions along with employee salary deferrals at each semi-monthly payroll.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. At December 31, 2008 and 2007, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid.

3.             FAIR VALUE DISCLOSURES

The Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 effective January 1, 2008.  SFAS No. 157 provides a framework for measuring fair value under GAAP.  This standard applies to all financial assets and liabilities, and certain non-financial assets and liabilities, that are being measured and reported at fair value on a recurring or non-recurring basis.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Plan uses various methods including market and income approaches.

Based on these approaches, the Plan often utilizes certain assumptions that market participants would use in pricing the asset or liability.  These inputs can be readily observable, market corroborated, or generally unobservable Plan inputs.  The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy.  The hierarchy ranks the quality and reliability of the information used to determine fair values.  The hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to data lacking transparency.  Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:          Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

Level 2:          Inputs other than quoted price included within Level 1 that are observable for valuing the asset or liability, either directly or indirectly.  Observable inputs include quoted price for similar assets or liabilities in active or non-active markets.  Level 2 inputs may also include insignificant adjustments to market observable inputs.

Level 3:          Unobservable inputs used for valuing the asset or liability that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset, based on the best information available in the circumstances.

The following is a description of the Plan’s valuation methodologies used to measure and disclose the fair values of its assets and liabilities on a recurring or nonrecurring basis:

Plan Investments:  The Plan’s investments are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, when available, or the prices of other securities with similar characteristics.  Level 1 investments include mutual funds and First Regional Bancorp common stock, and Level 3 securities are comprised of the Fixed Income Guarantee Option.

The balance of assets measured at fair value on a recurring basis as of December 31, 2008 were as follows:

Investment Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Unobservable Inputs (Level 3)
Mutual Funds	$6,133,670	$6,133,670
First Regional Bancorp Common Stock	1,170,560	1,170,560
Fixed Income Guarantee Option	3,418,500		$3,418,500
Total	$10,722,730	$7,304,230	$3,418,500

The balance of assets measured at fair value on a recurring basis using unobservable inputs as of December 31, 2008 and the total losses resulting from the fair value adjustments as of December 31, 2008 were as follows:

Investment Category	Beginning Balance	Total Gains or Losses	Interest Credited	Purchases, Issuances, Settlements	Ending Balance	Unrealized Gains or Losses
Fixed Income Guarantee Option	$1,536,707	$(99,042)	$113,566	$1,867,269	$3,418,500	$(99,042)

There were no material liabilities carried at fair value, measured on a recurring or non-recurring basis at December 31, 2008.

4.             INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as        follows as of December 31:

	Number of Units	Value
2008
Wells Fargo Fund Management	59,900	$767,324
Principal Global Investors	139,262	$881,531
Capital Research and Mgmt Co/American Balanced FD	43,967	$604,979
Capital Research and Mgmt Co/Europacific Growth FD	18,328	$505,129
Fixed Income Guaranteed Option	334,995	$3,599,013
First Regional Bancorp Stock	361,284	$1,170,559

2007
Wells Fargo Fund Management	82,109	$1,865,510
Principal Global Investors	151,570	$1,568,748
Capital Research and Mgmt Co/American Balanced FD	62,368	$1,202,461
Capital Research and Mgmt Co/Europacific Growth FD	26,166	$1,312,505
Fixed Income Guaranteed Option	156,543	$1,617,586
First Regional Bancorp Stock	27,422	$5,240,407

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31:

	2008	2007
Alliance Bernstein LP Small cap Value Pref Fund	$(14,794)	$(3,079)
Alliance Bernstein LP Largecap Value Pref Fund	(122,226)	(39,139)
Allianz NFJ Dividend Val A Fund	(15,245)	—
American Funds Am Bal R4 Fund	(277,269)	(22,305)
American Funds Euro Pacific Growth R4 Fund	(480,502)	(31,254)
American Funds Europacific Growth Fund	—	97,555
American Funds Growth Fund of Am R4 Fund	(279,500)	(31,192)
American Funds Growth Fund of America	—	166,562
Columbia Acorn Select Fund	—	11,557
Columbia Acorn USA Fund	—	(8,287)
Dodge & Cox Income Fund	—	(3,115)
Fidelity ADV Small Cap T Fund	(46,220)	1,531
First Regional Bancorp Common Stock	(4,165,402)	(4,699,915)
Fixed Income Guaranteed Option	113,568	56,751
Goldman Sachs Mid Cap Value A Fund	(37,229)	(634)
Goldman Sachs Mid Cap Value Fund	—	470
Goldman Sachs Mid Cap Value I Pref Fund	(41,011)	(39,421)
Goldman Sachs Small Cap Value Fund	—	(6,602)
JP Morgan Small Cap Value I Pref Fund	(35,761)	(19,437)
MFS High- Yield OPP A Fund	(15,245)	(2,113)
Neuberger Berman Mid Cap Value Pref Fund	(58,490)	(12,661)
Neuberger Berman Soc Resp TR Fund	(80,929)	(7,037)
Oakmark Equity & Income Fund	—	47,238
Oakmark Fund	—	50,517
PIMCO Real Return Fund	—	4
PIMCO Total Return A Fund	(1,402)	—
Prin Inv S&P 500 IDX Pref Fund	(568,553)	(28,009)
Prin Inv S&P 600 IDX Pref Fund	(65,803)	(19,604)
Principal Global Investors- Bond and Mtg	(73,826)	(1,518)
Principal Global Investors- Mid Cap Blend	(108,105)	(26,329)
Principal Global Investors- Money Market Pref	—	—
Principal Inv Lifetime 2010 Pref Fund	(78,332)	(5,227)
Principal Inv Lifetime 2020 Pref Fund	(142,697)	(8,754)
Principal Inv Lifetime 2030 Pref Fund	(141,732)	(6,627)
Principal Inv Lifetime 2040 Pref Fund	(70,337)	(5,597)
Principal Inv Lifetime 2050 Pref Fund	(34,346)	(2,600)
Principal Inv Lifetime STR Inc	(487)	(61)
RS Investments Partners Fund	—	(89)
Russell LifePoints Balanced Strategy Fund	(10,291)	—
Russell LifePoints Conservative Strategy Fund	(160)	—
Russell LifePoints Equity Growth Strategy Fund	(53,031)	—
Russell LifePoints Growth Strategy Fund	(15,945)	—
Russell LifePoints Moderate Strategy Fund	(12,610)	—
SSGA Dow Jones Target 2015 Fund	—	172
SSGA Dow Jones Target 2025 Fund	—	3793
SSGA Dow Jones Target 2035 Fund	—	772
SSGA Dow Jones Target 2045 Fund	—	4
SSGA Dow Jones Target Today Fund	—	23
Wells Fargo Advantage Discovery Inv Fund	(675,305)	(177,625)
Wells Fargo Advantage High Income Fund	—	(4,141)
Wells Fargo Advantage Index Fund	—	20,751
Wells Fargo Collective S&P Midcap Index Fund	—	(18,987)
Wells Fargo Collective Stable Return Fund	—	42,990
Net depreciation in value of investments	$(7,609,217)	$(4,730,669)

5.             GUARANTEED INVESTMENT CONTRACT

In 2007, the Plan invested in a benefit-responsive group annuity contract with Principal Life Insurance Company (“Principal”). Principal maintains the contributions in a general account. The account is credited with a fixed rate of interest and charged for participant withdrawals and administrative expenses. The investment contract is included in the financial statements at contract value as reported to the plan by Principal. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2008 and 2007 was $3,418,500 and $1,536,707, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2008	2007
Average yields:

Based on actual earnings	3.94%	3.94%

Based on interest rate credited to participants	3.94%	3.94%

6.             EXEMPT RELATED PARTY TRANSACTIONS

The Bank and the Plan Trustees are parties-in-interest as defined by ERISA. Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A., or The Principal Financial Group.  Wells Fargo Bank, N.A. was the trustee as defined by the Plan through July 31, 2007. The Principal Trust Company is the trustee as defined by the Plan as amended at August 1, 2007, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 361,284 and 277,422 shares, respectively, of common stock of First Regional Bancorp, the bank holding company of the sponsoring employer. Loans receivable from plan participants and the related interest income are also considered party-in-interest transactions.

Fees paid by the Bank to the Trustee for administrative expenses amounted to $16,105 and $28,841 for the years ended December 31, 2008 and 2007, respectively.

These transactions qualify as party-in-interest transactions permitted under Section 408(b)(8) of the Internal Revenue Code.

7.             PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would be 100% vested in their accounts.

8.             FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Wells Fargo Bank, N.A. through July 31, 2007.   Wells Fargo Bank, N.A. received an opinion letter from the Internal Revenue Service (“IRS”) dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”).

The Plan was amended in 2007 to comply with regulatory requirements and for minor administrative items.  The Plan itself has applied for and has not yet received a determination letter from the IRS, however the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

9.             SUBSEQUENT EVENTS

Change in Asset Value — Since December 31, 2008, the per unit value of First Regional Bancorp’s common stock has declined approximately 63%.

SUPPLEMENTAL SCHEDULE PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR RULES AND REGULATIONS

FIRST REGIONAL BANK 401(k) PLAN   95-3408403

FORM 5500, SCHEDULE H, PART IV, LINE 4i,

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

Identity of Issue, Borrower,				Current
Lessor or Similar Party		Description of Investment	Cost	Value
	ALLIANCE BERNSTEIN LP	LARGECAP VALUE PREF FUND	**	$48,159
	ALLIANCE BERNSTEIN LP	SMALLCAP GROWTH I PREF FUND	**	11,285
	ALLIANZ GLOBAL INV FUND MGMT	ALLIANZ NFJ DIVIDEND VAL A FUND	**	48,014
	CAPITAL RESEARCH AND MGMT CO	AM FDS AM BAL R4 FUND	**	604,979
	CAPITAL RESEARCH AND MGMT CO	AM FDS EUROPACIFIC GRTH R4 FD	**	505,129
	CAPITAL RESEARCH AND MGMT CO	AM FDS GRTH FD OF AM R4 FUND	**	161,661
	FIDELITY MANAGEMENT & RESEARCH	FIDELITY ADV SMALL CAP T FUND	**	98,266
	GOLDMAN SACHS / LA CAPITAL MGMT	MIDCAP VALUE I PREF FUND	**	49,092
	GOLDMAN SACHS ASSET MGT	GOLDMAN SACH MID-CAP VALUE A	**	133,544
	JP MORGAN/MELLON CAPITAL MGMT	SMCAP VALUE I PREF FUND	**	68,597
	MFS INVESTMENT MANAGEMENT	MFS HIGH-YIELD OPP A FUND	**	12,117
	NEUBERGER BERMAN MGMT. INC.	NEUB BERM SOC RESP TR FUND	**	94,329
	PIMCO	PIMCO TOTAL RETURN A FUND	**	91,272
*	PRIN MGMT CORP	FIXED INCOME GUARANTEED OPTION***	**	3,598,417
*	PRIN MGMT CORP / PRIN GLOBAL INV	PRIN INV LIFETIME 2010 PREF FD	**	148,659
*	PRIN MGMT CORP / PRIN GLOBAL INV	PRIN INV LIFETIME 2020 PREF FD	**	310,461
*	PRIN MGMT CORP / PRIN GLOBAL INV	PRIN INV LIFETIME 2030 PREF FD	**	278,930
*	PRIN MGMT CORP / PRIN GLOBAL INV	PRIN INV LIFETIME 2040 PREF FD	**	114,050
*	PRIN MGMT CORP / PRIN GLOBAL INV	PRIN INV LIFETIME 2050 PREF FD	**	55,579
*	PRIN MGMT CORP / PRIN GLOBAL INV	PRIN INV LFTM STR INC PREF FD	**	485
*	PRINCIPAL GLOBAL INVESTORS	MIDCAP BLEND PREF FUND	**	188,814
*	PRINCIPAL GLOBAL INVESTORS	S&P 500 IDX PREF FUND	**	881,531
*	PRINCIPAL GLOBAL INVESTORS	S&P 600 IDX PREF FUND	**	113,607
*	PRINCIPAL GLOBAL INVESTORS	BOND AND MTG SECS PREF FUND	**	65,218
*	PRINCIPAL GLOBAL INVESTORS	MONEY MARKET R5 FUND	**	47,783
	RUSSELL INVESTMENT GROUP	RUSSELL LFPT EQUITY GROWTH STRATEGY FD	**	428,655
	RUSSELL INVESTMENT GROUP	RUSSELL LFPT CONSERVATIVE STRATEGY FD	**	12,045
	RUSSELL INVESTMENT GROUP	RUSSELL LFPT MODERATE STRATEGY FD	**	311,521
	RUSSELL INVESTMENT GROUP	RUSSELL LFPT BALANCED STRATEGY FD	**	334,639
	RUSSELL INVESTMENT GROUP	RUSSELL LFPT GROWTH STRATEGY FD	**	147,925
	WELLS FARGO FUND MANAGEMENT	WELL FAR ADTG DISC INV FUND	**	767,324
*	FIRST REGIONAL BANCORP	FRB COMMON STOCK	**	1,170,560
*	PARTICIPANT LOANS	Interest rates range from 4.50% to 8.25%	**	214,110
	Total			$11,116,757

* Party-in-interest as defined by ERISA.
** Cost omitted for participant directed investments.
*** The Fixed Income Guaranteed Option has been valued at contract value for purposes of this supplemental schedule.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       June 29, 2009

FIRST REGIONAL BANK 401(k) PLAN

BY:	/s/ Thompson McCullough
Thomas McCullough
Authorized Signatory